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                                                                      Exhibit 28

                            PIRELLI SPA PRESS RELEASE
                            -------------------------

         OLIMPIA BROADENS ITS SHAREHOLDER BASE AND REINFORCES ITS BALANCE SHEET AND FINANCIAL STRUCTURE

      Transaction execution put to Olimpia Board of Directors for approval

                  Hopa becomes new shareholder with 16% stake.
           Olimpia receives same premium previously obtained by Bell.
              Early repayment of 1 billion euro nominal value bond.
                      Olimpia will own 19.99% of Holinvest.
      Total Olimpia and Hopa shareholding in Olivetti will be less than 30%

Milan, 19 December 2002 - The Board of Directors of Pirelli SpA has approved a transaction that will see the broadening of its shareholder base and a consequent strengthening of the company's balance sheet and financial structure (as detailed in the attachment). The strengthening follows that already achieved in October 2001 with the renegotiation of the original agreement of July 2001 for the acquisition from Bell of its Olivetti shares.

         The transaction foresees Hopa receiving early repayment of the 1 billion euro nominal value bond issued by Olimpia and falling due in 2007, repayable in Olivetti shares, and the merger by incorporation into Olimpia of Holy, a company 100% controlled by Hopa. In return for the transfer of this company, whose net asset value is approximately 960 million euros, Hopa will receive a 16% stake in Olimpia. The transaction therefore recognises to Olimpia's shareholders the same premium paid by them to Bell in July 2001 when acquiring Bell's shareholding in Olivetti.

Following the merger, Olimpia's share capital will be structured as follows:

     o    Pirelli                                    50.4%



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     o    Edizione Finance International             16.8%
     o    Hopa                                       16%
     o    Banca Intesa                               8.4%
     o    Unicredito                                 8.4%

As a result of the transaction, Olimpia will achieve the following important objectives:

     o The strengthening of its balance sheet through a 476 million euro reduction in its debt (following the early repayment of the bond); an increase in its net asset value of approximately 960 million euros following the merger with Holy and the improvement of its financial position through an increase in liquidity of approximately 99 million euros that will occur following the merger with Holy. This will see gearing improve from 0.7 to 0.5.

     o The achievement of improved flexibility as a result of the cancellation of restrictions and interest payments linked to the bond issue being cancelled.

The repayment of the bond and the merger between Olimpia and Holy will take place in the manner described below.

o Olimpia will offer bond holders early repayment of their loan via the transfer not only of Olivetti shares, as foreseen, but with a combination of approximately 99 million Olivetti shares and approximately 164 million Olivetti convertible bonds;

o Holy, at the point of merger, will have liquidity of approximately 99 million euros, approximately 100 million Olivetti shares, approximately 164 million Olivetti bonds, as well as the 19.99% holding in Holinvest; Holy will have a net asset value of approximately 960 million euros;

o Holinvest, the remaining 80.01% of which will be owned directly by Hopa, will hold approximately 135 million Olivetti convertible bonds, 1.5% 2001-2010, approximately 164 million Olimpia bonds, 1.5% 2001-2007 and 486 million bonds issued by a highly creditworthy counterparty linked to 486 million Olivetti shares. Holinvest will have 722 million euros of debt.




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         It is also envisaged that there will be a separate shareholder agreement between Hopa and the shareholders in Olimpia.

Under the new shareholder agreement Hopa will have the right to name one director to the board of Olimpia and to each of the main companies in the Olivetti group. Hopa will have no right of veto over Olivetti. Should there be a disagreement on any extraordinary operation or regarding failure to respect certain ratios at Olimpia (debt/equity 1:1), Hopa will have the right to require that Olimpia be split, while Olimpia will have the right to require that Holinvest be split. As a consequence, Hopa would receive its proportional share of the instruments in Olimpia while Olimpia would receive its proportional share of the financial instruments owned by Holinvest. In any event, such a split would not be possible within 36 months of finalisation of the agreements except in the case of exceptionally serious events.

Olimpia's rights as a shareholder in Holinvest will also be regulated, other than through Holinvest's own statutes, by an agreement with Hopa which gives Olimpia the right of veto over certain specific matters and extraordinary shareholder meeting motions. It is also envisaged that there will be lock-ups and rights of pre-emption in relation to the financial instruments held by Holinvest and tag-along rights of sale in relation to Hopa's holding in Holinvest.

Further, Holinvest will retain, for a period 20 months from the finalisation of the agreements, at least the majority of the financial instruments and Olivetti convertible bonds. After this, Olimpia will be given a pre-emption right over the above instruments and bonds, on equal terms. At the end of the shareholder agreement Olimpia will receive further pre-emption rights of a 2-year duration.

The agreement will, however, be subject to the condition that Hopa, all of its controlled companies and all of its shareholders linked by their shareholder agreement, will have previously sold the shares in Olivetti that they own except for a maximum of 1 million shares for each shareholder and that therefore the aggregate holding of Hopa, Olimpia and of Olimpia shareholders does not exceed a 30% participation in Olivetti.

On the basis of specific agreements between the shareholders of Olimpia, Pirelli and Edizione Holding, the latter pro-quota, have committed that during the life of




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the shareholder agreement with Hopa, the debt equity ratio at Olimpia will not fall below 1/1.

Pirelli's Board of Directors finally agreed to grant to the Chairman, Marco Tronchetti Provera, and Vice Chairman, Gilberto Benetton, all the powers necessary to conclude the transaction.





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Attachment to the 19/12/2002 Press Release

---------------------------------------------------------------------------------------------------------------
                                                 Proforma
                                               situation at
                                               October 2002             39/09/2002                 Post-merger
---------------------------------------------------------------------------------------------------------------
NUMBER OF OLIVETTI SHARES/CONVERTIBLE              2,020                   3,028                       3,028
BONDS (Millions)
---------------------------------------------------------------------------------------------------------------
BOOK VALUE PER OLIVETTI SHARE                       3.92                    2.78                        2.78
(Euros)
---------------------------------------------------------------------------------------------------------------
NET ASSETS (Euro billions)                           5.2                    5.1                         6.0
---------------------------------------------------------------------------------------------------------------
NET ASSETS PER SHARE (Euros)                         3.33                   3.20                        3.20
---------------------------------------------------------------------------------------------------------------
NET DEBT (Euro billions)                             2.8                    3.6                         3.1
---------------------------------------------------------------------------------------------------------------
GEARING                                              0.54                   0.71                        0.52
---------------------------------------------------------------------------------------------------------------
DEBT PER SHARE (Euros)                               1.39                   1.19                        1.02
---------------------------------------------------------------------------------------------------------------

Olimpia holds 19,999% of Holinvest